November 6, 2007

Mr. William E. Hitselberger
PMA Capital Corporation
380 Sentry Parkway
P.O. Box 3031
Blue Bell, PA 19422-0754

Re: PMA Capital Corporation.
        File No. 001-31706

Dear Mr. Hitselberger:

In your letters dated October 29, 2007, you request that we waive PMA Capital Corporation's requirement under Rule 3-16 of Regulation S-X to include separate audited financial statements for subsidiaries whose stock was pledged and constitutes a substantial portion of the collateral for the 6.50% Senior Secured Convertible Debentures, which you refer to as the "New Notes" in your letter. You note that as of September 30, 2007 only 5% of the original principal amount of New Notes is outstanding and that such amount represents 3% of PMA Capital Corporation's total outstanding debt and less than 0.9% of its total capitalization. You believe that these facts and PMA Capital Corporation's financial position and liquidity indicate that separate audited financial statements are not meaningful.

We do not believe that the reasons cited in your letter provide a sufficient basis to grant your request. Collateral is a material term of the New Notes, the importance of which is not diminished by the small percentage of original par value that remains outstanding. Financial and liquidity positions can and do change over time and investors may differ in their views of the adequacy of these items. In order to achieve consistent treatment across all registrants, Rule 3-16 predicates the need for affiliate financial statements relative to the outstanding debt security that was the subject of the investment decision. However, we will at PMA Capital Corporation management's request consider additional information which may indicate that alternative narrative and quantified disclosures to be proposed by management will reasonably inform investors. Such additional information might include: explaining why PMA Capital Corporation did not redeem 100% of the New Notes during 2006 and the first three quarters of 2007; explaining to what extent the New Notes are over collateralized, for how long and to what extent that over collateralization position is expected to continue; demonstrating that under all reasonably possible scenarios investors will receive all contractual principal and interest when due; and a cost/benefit analysis of the SX 3-16 requirement relative to the contractual principal and interest due over the term of the debt.

If you have any questions concerning this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant